                            UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549

                              Form 11-K

(Mark One)

[X]	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
	EXCHANGE ACT OF 1934

	For the fiscal year ended December 31, 2005

OR

[ ]	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
	SECURITIES EXCHANGE ACT OF 1934

	For the transition period from _______________ to _______________

	Commission file number 001-9383

       A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

    	         WESTAMERICA BANCORPORATION TAX DEFERRED
                     SAVINGS/RETIREMENT PLAN (ESOP)

       B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

	              Westamerica Bancorporation
	 	             1108 Fifth Avenue
		       San Rafael, California 94901

                        WESTAMERICA BANCORPORATION

               TAX DEFERRED SAVINGS/RETIREMENT PLAN (ESOP)


                           FINANCIAL STATEMENTS

                   AS OF DECEMBER 31, 2005 AND 2004 AND

         FOR THE YEARS ENDED DECEMBER 31, 2005, 2004 AND 2003

                                  AND

                          SUPPLEMENTAL SCHEDULES

             AS OF AND FOR THE YEAR ENDED DECEMBER 31, 2005

                                  AND

                    REPORT OF INDEPENDENT REGISTERED

                         PUBLIC ACCOUNTING FIRM

                       WESTAMERICA BANCORPORATION
               TAX DEFERRED SAVINGS/RETIREMENT PLAN (ESOP)

                          FINANCIAL STATEMENTS
                       AND SUPPLEMENTAL SCHEDULES



                            TABLE OF CONTENTS
                            -----------------

                                                                      Page
                                                                      ----
Report of Independent Registered Public Accounting Firm                 4

Financial Statements:

  Statement of Net Assets Available for Benefits as of
     December 31, 2005 and 2004                                         5

  Statement of Changes in Net Assets Available for Benefits
     for the Years Ended December 31, 2005, 2004 and 2003               6

  Notes to Financial Statements                                       7-14

Supplemental Schedules:

  Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets
     (Held at End of Year) as of December 31, 2005                   15-16

  Schedule H, Line 4j - Schedule of Reportable Transactions
     for the Year Ended December 31, 2005                               17

Signatures                                                              18

Exhibit Index                                                           19


All other schedules required by Section 2520.103-10 of the Department of Labor's Rules and regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

          REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
          -------------------------------------------------------


To the Employee Benefits and
Compensation Committee of the
Board of Directors of
Westamerica Bancorporation


We have audited the accompanying statement of net assets available for benefits of the Westamerica Bancorporation Tax Deferred Savings/Retirement Plan (ESOP) (the "Plan") as of December 31, 2005 and 2004, and the related statement of changes in net assets available for benefits for the years ended December 31, 2005, 2004 and 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public
Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan has determined that it is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Westamerica Bancorporation Tax Deferred Savings/Retirement Plan (ESOP) as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years ended December 31, 2005, 2004 and 2003, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets (held at end of year) and reportable transactions, as of and for the year ended December 31, 2005, are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the United States Department of Labor Rules and Regulations for Reporting and Disclosure under the Employee Retirement
Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic 2005 financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic 2005 financial statements taken as a whole.


                                         /s/ Perry-Smith LLP
                                         -------------------

Sacramento, California
June 13, 2006

400 CAPITOL MALL, SUITE 1200, SACRAMENTO, CA 95814
916-441-1000   FAX 916-441-1110   URL www.perry-smith.com

WESTAMERICA BANCORPORATION
TAX DEFERRED SAVINGS/RETIREMENT PLAN (ESOP)

STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS

December 31, 2005 and 2004


                                                        2005        2004
                                                     ------------------------
   ASSETS
Cash                                                $    14,953 $     7,084
                                                     ------------------------
Investments:
   Westamerica common stock (Notes 3 and 4)          34,398,813  41,154,841
   Shares of registered investment companies
      (mutual funds) (Note 3)                        20,844,738  19,446,407
   Participant loans (Note 3)                           953,248   1,143,215
                                                     ------------------------
      Total investments                              56,196,799  61,744,463
                                                     ------------------------

Receivables:
   Employer contributions                                62,888
   Participant contributions                             84,719
   Interest                                                 109          50
                                                     ------------------------
      Total receivables                                 147,716          50
                                                     ------------------------
      Total assets                                   56,359,468  61,751,597
                                                     ------------------------

   LIABILITIES

Accrued trustee fees                                     12,577      14,013
                                                     ------------------------
Net assets available for benefits                   $56,346,891 $61,737,584
                                                     =========== ===========

The accompanying notes are an integral
part of these financial statements.

WESTAMERICA BANCORPORATION
TAX DEFERRED SAVINGS/RETIREMENT PLAN (ESOP)

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS

For the Years Ended December 31, 2005, 2004 and 2003


                                            2005        2004        2003
                                        -------------------------------------
   ADDITIONS
Investment income:
   Net (depreciation) appreciation in
    fair value of investments(Note 3) $ (2,948,412)$ 7,418,432 $ 9,651,775
   Interest                                 485,452     340,738     249,478
   Dividends                                835,719     764,818     724,410
   Interest on participant loans             57,540      61,938      68,278
                                        -------------------------------------
      Total investment  (loss) income    (1,569,701)  8,585,926  10,693,941
                                        -------------------------------------

Contributions:
   Participants                           2,338,918   2,313,392   2,269,775
   Employer                               1,509,026   1,508,125   1,508,203
   Participant rollovers                    118,533     225,627      16,877
                                        -------------------------------------
      Total contributions                 3,966,477   4,047,144   3,794,855
                                        -------------------------------------
      Total additions                     2,396,776  12,633,070  14,488,796
                                        -------------------------------------

   DEDUCTIONS


Benefits paid to participants             7,738,145   4,353,746   3,356,904
Administrative expenses (Note 6)             49,324      51,327      46,916
                                        -------------------------------------
      Total deductions                    7,787,469   4,405,073   3,403,820
                                        -------------------------------------
      Net (decrease) increase            (5,390,693)  8,227,997  11,084,976
                                        -------------------------------------

Net assets available for plan benefits:
   Beginning of year                     61,737,584  53,509,587  42,424,611
                                        -------------------------------------
   End of year                         $ 56,346,891 $61,737,584 $53,509,587
                                        ===========  =========== ===========


The accompanying notes are an integral
part of these financial statements.

WESTAMERICA BANCORPORATION
TAX DEFERRED SAVINGS/RETIREMENT PLAN (ESOP)

NOTES TO FINANCIAL STATEMENTS


1.	DESCRIPTION OF PLAN

The following description of the Westamerica Bancorporation (the "Company")
Tax Deferred Savings/Retirement Plan (ESOP) (the "Plan") provides only general information. Participants should refer to the Summary Plan Description and Plan Document for a more complete description of the Plan's provisions.

General
-------

The Plan became effective October 1, 1985 and was established by the Company as a non-contributory profit sharing plan. The Plan was amended to included a salary deferral feature pursuant to section 401(k) of the Internal Revenue Code. Concurrent with the amendment, all existing account balances were invested in either common stock or certificates of deposit of the Company, and all employee accounts were fully vested. The Plan was also amended and restated as an Employee Stock Ownership Plan (ESOP). The Employee Benefits and
Compensation Committee of the Company's Board of Directors (the "Committee") delegates to the Company's Pension Management Committee, the administration of the Plan. The Committee has the responsibility for the general operation of the Plan, including the resolution of any questions arising under the Plan agreement. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). Investments in the Plan are participant directed with the exception of employer contributions which are invested in shares of Company common stock. Vanguard Fiduciary Trust Company serves as Trustee of the Plan.

During 2005, Redwood Empire Bancorp (Redwood) was merged into Westamerica Bancorporation. The Plan was amended in order for former employees of Redwood's wholly-owned subsidiary, National Bank of the Redwoods, to be credited with their prior service for eligibility in the Plan.

Eligibility
-----------

Under the Plan, employees of the Company who are compensated on a salaried basis become eligible to participate in the plan on the first day of the calendar month coinciding with or following the date the employee completes 90 consecutive days of service with the Company or completes 1,000 service hours in a 12-month consecutive period.

Vesting
-------

Participants are immediately vested in their salary-deferral contributions, the Company's discretionary and matching contributions, plus actual earnings thereon.

1.	DESCRIPTION OF PLAN (Continued)

Contributions
-------------

Each year, participants may make salary deferral contributions in any whole percentage up to 25 percent of pretax annual compensation subject to certain IRC limitations. The Company's matching contribution is 100 percent of the participant's elective contribution, up to a maximum of 6 percent of the participant's compensation. Additional amounts may be contributed at the discretion of the Company's Board of Directors. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. For the years ended December 31, 2005, 2004 and 2003, the Company made no discretionary contributions. Company contributions are subject to certain IRC limitations.

Participant Accounts
--------------------

Individual accounts are maintained for each Plan participant. Each participant's account is credited with the participant's contribution, allocation of the Company's matching and discretionary contributions, allocation of Plan earnings, and charged with withdrawals, allocations of Plan losses and administrative expenses.

Employer matching contributions are allocated to participants based on the participant's elective contribution.

Employer discretionary contributions are allocated to the account of each participant in ratio of the participant's eligible compensation to the total eligible compensation for all Plan participants.

The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Participants' Investment Options
--------------------------------

Company matching contributions are invested in the Westamerica Common Stock Fund in accordance with the Plan Document. Participants may redirect Company contributions from the Westamerica Common Stock Fund to other investment options at their discretion.

Participants direct participant contributions in whole or in part in any of the following investment fund options as of December 31, 2005:

 	The Westamerica Common Stock Fund, which is invested in the Company's common stock and temporary interest-bearing money market funds.

 	Vanguard 500 Index Fund, which invests in the 500 stocks that make up the unmanaged Standard & Poor's 500 Composite Stock Price Index, a widely recognized benchmark of U.S. stock market performance.

1.	DESCRIPTION OF PLAN (Continued)

--------------------------------

 	Vanguard Explorer Fund, which invests in a diversified group of small-company stocks with prospects for above-average growth. The fund may invest up to 20% in foreign securities and up to 15% in restricted or illiquid securities.

 	Vanguard Morgan Growth Fund, which invests primarily in stocks of large and mid-sized companies that have strong records of growth in sales and earnings or that have performed well during certain market cycles.

 	Vanguard Prime Money Market Fund, which invests in short-term, high-quality money market instruments issued by financial institutions, nonfinancial corporations, the U.S. government, and federal agencies.

 	Vanguard Total Bond Market Index Fund, which invests in bonds that attempt to match the performance of the unmanaged Lehman Brothers
Aggregate Bond Index, which is a widely recognized measure of the taxable U.S. bond market.

 	Vanguard Total International Stock Index, which invests in three Vanguard international index funds: a European fund, a Pacific fund, and an emerging markets fund. These funds invest in the stock of companies in more than 30 countries.

 	Vanguard Windsor II Fund, which invests in a diversified group of out-of-favor stocks of large capitalization companies. The stocks selected generally sell at prices below the market average compared to their dividend income and future return potential.

 	Vanguard Extended Market Index Fund, which invests in a broadly diversified portfolio of stocks of small and medium sized companies that are regularly traded on the New York and American Stock Exchanges and NASDAQ over-the-counter market. The portfolio is designed to be representative of the Wilshire 4500 Index.

 	Vanguard Short-Term Federal Fund, which invests primarily in short-term securities issued by U.S. government agencies, but may also invest in U.S. Treasury securities and in repurchase agreements backed by U.S. Treasury or federal agency securities. To reduce fluctuations in its share price, the fund maintains an average maturity of 1 to 3 years.

 	Vanguard Target Retirement Income Fund, which invests in other Vanguard mutual funds according to an asset allocation designed for investors currently in retirement. It typically allocates 70% of assets to bonds and 30% to stocks.

 	Vanguard Target Retirement 2005, which is invested in other Vanguard mutual funds. It typically allocates 50% of assets to bonds and 50% to stocks.

1.	DESCRIPTION OF PLAN (Continued)

--------------------------------

 	Vanguard Target Retirement 2015, which is invested in other Vanguard mutual funds according to an asset allocation designed for investors currently in retirement. It typically allocates 67% of assets to stocks and 33% to bonds.

 	Vanguard Target Retirement 2025, which is invested in other Vanguard mutual funds. It typically allocates 82.5% of assets to stocks and 17.5% to bonds.

 	Vanguard Target Retirement 2035, which is invested in other Vanguard mutual funds. It typically allocates 90% of assets to stocks and 10% to bonds.

 	Vanguard Target Retirement 2045, which is invested in other Vanguard mutual funds. It typically allocates 90% of assets to stocks and 10% to bonds.

Participants may change their investment options at any time directly through The Vanguard Group.


Participant Loans
-----------------

Participants may borrow a minimum of $1,000 up to a maximum equal to the lesser of 50 percent of their account balance, 100 percent of participant contributions, or $50,000. For the purposes of this limit, all qualified plans of the Company shall be considered one plan. Loans are secured by the balance in the participant's account and bear interest at prevailing market rates at the time the funds are borrowed. Loan terms range from 1 to 5 years. Principal and interest is paid ratably through payroll deductions.

Payment of Benefits
-------------------

Upon termination of service for any reason, a participant may elect to receive a lump-sum distribution equal to the value in his or her account. Distributions for the value of a participant's account invested in the Westamerica Common Stock Fund stock are made in the form of the Company's common stock plus cash for any fractional shares or, if a participant elects, in cash or an in-kind transfer, as provided by the Plan document. Participants may also receive in-service distributions on account of hardship or after attaining age 59 1/2.
Cash dividends paid on Westamerica Bancorporation common stock allocated to participant accounts may be paid to participants in cash. Effective with respect to distributions made on or after March 28, 2005, if the value of a participant's benefit is not more than $1,000, the benefit shall be automatically paid in a single lump sum in cash or, if elected, directly to an eligible retirement plan. Benefits payable to participants for amounts greater than $1,000 may be made in cash or other form of distribution, as defined by the Plan. As of December 31, 2005 and 2004, there were no benefits payable to participants that have elected to withdraw from the Plan but have not yet been paid.

Voting Rights
-------------

Each participant is entitled to exercise voting rights attributable to the shares allocated to his or her account and is notified by the Trustee prior to the time that such rights are to be exercised. The Trustee is not permitted to vote any allocated share for which instructions have not been given by a participant.

1.	DESCRIPTION OF PLAN (Continued)

Plan Termination
----------------

Although it has not expressed any interest to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan, subject to the provisions of ERISA.

Administrative Expenses
-----------------------

The Company provides bookkeeping and other administrative services for the Plan at no charge. The Company pays the Plan's annual account maintenance fees and other administrative expenses.

2.	SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting
-------------------

The financial statements of the Plan have been prepared in accordance with accounting principles generally accepted in the United States of America.

Use of Estimates
----------------

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan's management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and changes therein and disclosure of contingent assets and liabilities. Actual results could differ from those estimates. The Plan utilizes various investment instruments, including the common stock of the Company and mutual funds. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

Concentrations of Investments
-----------------------------

Included in investments at December 31, 2005 and 2004 are shares of the Westamerica Common Stock Fund amounting to $34,398,813 and $41,154,841, respectively. The Westamerica Common Stock Fund represents 61% and 64% of total investments at December 31, 2005 and 2004, respectively. A significant decline in the market value of the Company's stock would have a materially adverse effect on the Plan's net assets available for benefits.

2.	SUMMARY OF ACCOUNTING POLICIES (Continued)

Investment Valuation and Income Recognition
-------------------------------------------

The Plan's investments are stated at fair value. Shares of registered investment companies (mutual funds) are reported at fair value based on the quoted market price of the fund, which represents the net asset value of shares held by the Plan at year end. The Company's common stock is valued at its quoted market price. Participant loans are valued at their outstanding loan balances.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation (depreciation) in fair value of investments includes net unrealized market appreciation (depreciation) of investments and net realized gains and losses on the sale of investments during the period.

Management fees and operating expenses charged to the Plan for investments in shares of registered investment companies (mutual funds) are deducted from income earned on a daily basis and are not separately reflected. Consequently, management fees and operating expenses are reflected as a reduction of investment return for such investments.

Payment of Benefits
-------------------

Benefits are recorded when paid.

Reclassifications
-----------------

Certain amounts shown in the prior year have been reclassified to conform to the current year presentation.

Impact of New Financial Accounting Standard
-------------------------------------------

Accounting Changes and Error Corrections

On June 7, 2005, the Financial Accounting Standards Board (the "FASB") issued Statement No. 154 (FAS 154), Accounting Changes and Error Corrections - a replacement of Accounting Principles Board (APB) Opinion No. 20, Accounting Changes, and SFAS No. 3, Reporting Accounting Changes in Interim Financial Statements. Under the provisions of FAS 154, voluntary changes in accounting principles are applied retrospectively to prior periods' financial statements unless it would be impractical to do so. FAS 154 supersedes APB Opinion No. 20, which required that most voluntary changes in accounting principles be recognized by including in the current period's net income the cumulative effect of the change. FAS 154 also makes a distinction between "retrospective application" of a change in accounting principle and the "restatement" of financial statements to reflect the correction of an error. The provisions of FAS 154 are effective for accounting changes made in fiscal years beginning after December 15, 2005. Management of the Plan does not expect the adoption of this standard to have a material impact on its financial position or results of operations.

3.   INVESTMENTS

    The Plan's investments, including investments bought, sold, and held during the year, depreciated in value by $2,948,412 during 2005 and appreciated in value by $7,418,432 and $9,651,775 during 2004 and 2003, respectively, as follows:


                                       2005        2004        2003
                                    -------------------------------------
    Westamerica Common Stock Fund  $(3,680,251)$ 6,047,876 $ 6,988,077
    Mutual funds                       731,839   1,370,556   2,663,698
                                    -------------------------------------
                                   $(2,948,412)$ 7,418,432 $ 9,651,775
                                    =========== =========== ===========

    The following table presents investments at fair value that represent 5% or more of the Plan's net assets as of December 31, 2005 and 2004:


                                                   2005        2004
                                                -------------------------
    Westamerica Common Stock Fund              $34,398,813 $41,154,841
    Vanguard 500 Index Fund                      4,584,551   4,965,703
    Vanguard Morgan Growth Fund                  2,864,909   2,646,273
    Vanguard Prime Money Market Fund             2,851,975   2,610,457
    Other Investments                           11,496,551  10,367,189
                                                -------------------------
                                               $56,196,799 $61,744,463
                                                =========== ===========


4.   INVESTMENT IN WESTAMERICA BANCORPORATION COMMON STOCK

    The Plan's investments at December 31, 2005 and 2004 in Westamerica Bancorporation common stock are as follows:


                                                   2005        2004
                                                -------------------------
         Number of shares                          647,941     705,553
                                                =========== ===========
         Cost                                  $17,211,268 $16,941,726
                                                =========== ===========
         Fair value                            $34,398,813 $41,154,841
                                                =========== ===========

5.	FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated December 12, 2001, that the Plan is qualified and the trust established under the Plan is tax-exempt, under the appropriate sections of the Internal Revenue Code. The Plan has been amended since receiving the determination letter; however, the Plan's management and the Plan's tax counsel believe that the Plan currently is designed and being operated in compliance with the applicable requirements of the Internal Revenue Code and the Plan continues to be tax exempt. Therefore, no provision for income taxes has been included in the Plan's financial statements.

6.	RELATED PARTY TRANSACTIONS

Plan investments include shares of mutual funds managed by an affiliate of Vanguard Fiduciary Trust Company (VFTC). VFTC is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions which are exempt from the prohibited transactions rules. Fees paid by the Plan for investment management services were included as a reduction of the return earned on each fund. Fees paid by the Plan for trustee services in connection with the Westamerica Common Stock Fund for the years ended December 31, 2005, 2004 and 2003 amounted to $49,324, $51,327 and $46,916, respectively.


7. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2005 to Form 5500:

Net assets available for benefits per the financial statements     $ 56,346,891
Less:
    Employer contributions receivable                             	(62,888)
    Employee contributions receivable			                  (84,719)
    Interest receivable                                                    (109)
    Cash in Westamerica Common Stock Fund                               (14,953)
                                                                    ------------
    Net assets available for benefits per Form 5500                $ 56,184,222
                                                                    ============

WESTAMERICA BANCORPORATION
TAX DEFERRED SAVINGS/RETIREMENT PLAN (ESOP)

EMPLOYER IDENTIFICATION NUMBER: 94-2156203
PLAN NUMBER: 002

     FORM 5500, SCHEDULE H, PART IV, LINE 4i
     SCHEDULE OF ASSETS (HELD AT END OF YEAR)

December 31, 2005


                                              (c)
                  (b)               Description of Investment
          Identity of Issuer,       Including Maturity Date,
(e)
            Borrower, Lessor        Rate of Interest, Collate    (d)
Current
(a)         or Similar Party         Par or Maturity Value      Cost
Value
--------------------------------------------------------------------------------
--------
 *   Westamerica Common                   Mutual Fund
         Stock Fund                      647,941 shares     $17,211,268
$34,398,813

 *   Vanguard 500 Index Fund              Mutual Fund
                                         39,893 shares        4,362,373
4,584,551

 *   Vanguard Morgan Growth               Mutual Fund
         Fund                            161,768 shares       2,738,628
2,864,909

 *   Vanguard Prime Money                 Mutual Fund
         Market Fund                    2,851,975 shares      2,851,975
2,851,975

 *   Vanguard Target Retirement           Mutual Fund
         2015 Fund                       215,809 shares       2,474,008
2,473,170

 *   Vanguard Total International         Mutual Fund
         Stock Index Fund                135,008 shares       1,465,906
1,926,566

 *   Vanguard Windsor II Fund             Mutual Fund
                                         48,277 shares        1,397,032
1,512,533

 *   Vanguard Target Retirement           Mutual Fund
         2005 Fund                       95,124 shares        1,039,794
1,039,700

 *   Vanguard Target Retirement           Mutual Fund
         2025 Fund                       87,883 shares        1,034,383
1,034,378



Page 16

WESTAMERICA BANCORPORATION
TAX DEFERRED SAVINGS/RETIREMENT PLAN (ESOP)

EMPLOYER IDENTIFICATION NUMBER: 94-2156203
PLAN NUMBER: 002

     FORM 5500, SCHEDULE H, PART IV, LINE 4i
     SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                 (Continued)

December 31, 2005

                                              (c)
                  (b)               Description of Investment
          Identity of Issuer,       Including Maturity Date,
(e)
            Borrower, Lessor        Rate of Interest, Collate    (d)
Current
(a)         or Similar Party         Par or Maturity Value      Cost
Value
--------------------------------------------------------------------------------
--------

 *   Vanguard Total Bond Market            Mutual Fund
         Index Fund                      96,479 shares          982,228
970,578

 *   Vanguard Extended Market             Mutual Fund
         Index Fund                      14,981 shares          433,933
513,249

 *   Vanguard Target Retirement           Mutual Fund
         2035 Fund                       24,598 shares          301,403
301,577

 *   Vanguard Explorer Fund               Mutual Fund
                                          3,165 shares          234,781
237,728

 *   Vanguard Target Retirement           Mutual Fund
         2045 Fund                       18,197 shares          228,626
228,734

 *   Vanguard Short Term                  Mutual Fund
         Federal Fund                    17,030 shares          178,763
174,726

 *   Vanguard Target Retirement           Mutual Fund
         Income Fund                     12,487 shares          130,252
130,364

 *   Participant loans              Interest rates ranging      953,248
953,248
                                    from 5.00% to 9.75%      ----------   ------
----

                                                            $38,018,601
$56,196,799
                                                             ==========
==========
* Party-in-interest to the Plan.


WESTAMERICA BANCORPORATION
TAX DEFERRED SAVINGS/RETIREMENT PLAN (ESOP)

EMPLOYER IDENTIFICATION NUMBER: 94-2156203
PLAN NUMBER: 002

SCHEDULE H, LINE 4j - SCHEDULE OF REPORTABLE TRANSACTIONS

For the Year Ended December 31, 2005



(h)

(f)                 Current Value
            (a)                   (b)           (c)         (d)      (e)
Expense        (g)    of Asset on     (i)
        Identity of           Description    Purchase     Selling   Lease
Incurred with  Cost of  Transaction  Net Gain
       Party Involved           of Asset       Price       Price    Rental
Transaction     Asset      Date      or (Loss)
--------------------------------------------------------------------------------
-----------------------------------------------
        Category (1)
-------------------------------------------

        Purchases -
   Series of Transactions
-------------------------------------------

Westamerica Bancorporation:
   Westamerica Common Stock  Common stock  $ 3,467,055
$ 3,467,055

          Sales -
   Series of Transactions
-------------------------------------------

Westamerica Bancorporation:
   Westamerica Common Stock  Common stock              $ 6,484,144
$ 3,227,108 $ 6,484,144 $ 3,257,036


                 Duly Authorized Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or the persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

WESTAMERICA BANCORPORATION
TAX DEFERRED SAVINGS/RETIREMENT PLAN (ESOP)



Date:     June 28, 2006
        -------------------------

By:      /s/ Dennis R. Hansen
        -------------------------
         Dennis R. Hansen
         Senior Vice President
         And Member, Pension Management Committee

                      Exhibit Index


Exhibit
Number 		Description
--------       --------------------------------------------------------

23             Consent of Independent Registered Public Accounting Firm
99             Certification pursuant to 18 U.S.C. Section 1350